# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0001072613-23-000402
Filed by CIK 0001917895
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- Growth Equity Opportunities 18 VGE, LLC (CIK 0001917895): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,065,134; sole dispositive power 0; shared dispositive power 4,065,134; aggregate amount beneficially owned 4,065,134 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Schedule 13D originally filed on July 28, 2023 (the "Schedule 13D") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities 18 VGE, LLC ("GEO"); NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE"), which is the sole member of GEO; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE"), which is the sole general partner of NEA 18 VGE; and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and, together with NEA Partners 18 VGE, the "Control Entities"), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers"). The Managers are the managers of NEA 18 VGE LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of GEO, NEA 18 VGE, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, New York 10011.
Present principal occupation or employment: The principal business of GEO and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, NEA 18 VGE, GEO and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GEO and NEA 18 VGE LLC are limited liability companies organized under the laws of the State of Delaware. NEA 18 VGE and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 23, 2026, GEO completed open market sales as part of a series of public sales whereby GEO sold in the aggregate 17,093,034 shares of Common stock at a weighted average price of $0.3906 per share, with prices that ranged from $0.3320 to $0.6363 per share. GEO undertakes to provide to the staff of the Securities and Exchange Commission (the "SEC"), upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of February 23, 2026, GEO is the record owner of 1,000,000 shares of Common Stock and may be deemed to beneficially hold 3,065,134 shares of Common Stock underlying the GEO Warrants (collectively, the "GEO Shares"). As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares. As members of NEA 18 VGE LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 234,521,381 shares of Common Stock, which includes (i) the 231,456,247 shares of Common Stock reported by the Issuer to be outstanding as of October 31, 2025, on the Issuer's Form 10-Q filed with the SEC on November 5, 2025 and (ii) the GEO Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 23, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/24/2026)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/24/2026)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/24/2026)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (02/24/2026)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (02/24/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (02/24/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (02/24/2026)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (02/24/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (02/24/2026)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (02/24/2026)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (02/24/2026)
Comment: This Amendment No. 1 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.